VIA EDGAR AND FASCIMILE

August 4, 2009

Ms. Jenifer Gallagher
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 40-F for the fiscal year ended December 31, 2008 of Corriente Resources Inc.

Dear Ms. Gallagher:

           This letter sets out the responses of Corriente Resources Inc., a corporation organized under the laws of British Columbia, Canada (the "Company"), to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated July 29, 2009 (the "Comment Letter") with respect to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009 via EDGAR. A copy of the Comment Letter is also attached.

For the convenience of the Staff, the text of the comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.	Please correct your commission filing number on the cover page of your Form 40-F to read 001-32748, instead of 000-32748.

In future filings, the Company will ensure that the filing number on the cover page of its Annual Report on Form 40-F reads 001-32748.

Changes in Internal Control Over Financial Reporting

2.
You state that “since the most recent evaluation” of your internal control over financial reporting, there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.  Please note that General Instruction B(6)(e) of Form 40-F requires you disclose any change in your internal control over financial reporting, identified in connection with your evaluation of internal control over financial reporting, that occurred during the period covered by the annual report.

Rule 13a-15(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that "[management] must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, the effectiveness, as of the end of each fiscal year, of the issuer's internal control over financial reporting" [emphasis added].  Pursuant to Rule 13a-15(c) under the Exchange Act, management of the Company assessed the effectiveness of the Company's internal control over financial reporting as at each of December 31, 2007 and December 31, 2008 (the Company's fiscal year-end is December 31).  The Company did not evaluate its internal control over financial reporting during the interim period between January 1, 2008 and December 31, 2008.  Therefore, in the context of the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, the following three statements are synonymous:

(a)
"During the period covered by this Annual Report on Form 40-F, there have been no changes in the [Company's] internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the [Company's] internal control over financial reporting".

(b)
"Since December 31, 2007, there have been no changes in the [Company's] internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the [Company's] internal control over financial reporting".

(c)
"Since the most recent evaluation of the [Company's] internal control over financial reporting, there have been no changes in the [Company's] internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the [Company's] internal control over financial reporting."

The Company has therefore complied, in substance, with the requirement of General Instruction B(6)(e) of Form 40-F.  Notwithstanding the above, in future filings, the Company will ensure that its response to General Instruction B(6)(e) of Form 40-F conforms to the exact language of such General Instruction.

Certifications, Exhibits 31.1 and 31.2

3.
Please ensure that your certifications conform to the exact language of Form 40-F.  For example, we note that you referred to yourself as “Registrant” instead of “issuer;” referred to the “Report” as a defined term instead of “report” or the phrase, “the annual report” as it should read in paragraph 4(d); and removed the “(s)” from paragraphs 4 and 5.

phrase, “the annual report” as it should read in paragraph 4(d); and removed the “(s)” from paragraphs 4 and 5.

In future filings, the Company will ensure that the certifications contained in its Annual Report on Form 40-F conform to the exact language of Form 40-F.

Engineering Comments

General

4.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources.  If you continue to make references on your web site or in your press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

In the future, to the extent the Company makes references in its press releases to reserve measures other than those recognized by the Commission, the Company will include a form of the cautionary note above directly below the text of the release.  The Company will also include a form of the cautionary note above in the "Disclaimer" tab of its website, which may be accessed at www.corriente.com.

Annual Information Form, Exhibit 1.1

Mirador Project, page 14

5.
We note your description of the Mirador Copper-Gold Project, 30,000 TPD Feasibility Study, which included a resource estimate for your Mirador Project.  Please tell us why you did not report proven and probable reserves based on the information available.

Because the referenced Mirador Copper-Gold Project does not have an established construction timeline, we believe that it would be misleading to report “proven and probable reserves”. When such a timeline is established, the referenced Feasibility Study will be updated, which will include the area of reserve estimates.

 In connection with this response letter, the Company hereby confirms and acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

(ii) comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 We trust that the foregoing adequately responds to the comments of the Staff.  Please telephone the undersigned at (6040 687-0449 if you have any questions or need additional information.

Yours very truly,

/s/ Darryl F. Jones

Darryl F. Jones
Chief Financial Officer

cc:           Christopher W. Morgan (Skadden, Arps, Slate, Meagher & Flom LLP)